                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No.         11         )
                                    --------------------

                               STAR STRUCK, LTD.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 847660107000
-------------------------------------------------------------------------------
                                (CUSIP Number)

                      Peter Nisselson, Star Struck, Ltd.
        1865 Palmer Avenue, Larchmont, New York  10538, (914) 833-0649
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    2/24/00
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) (S) 240.13D-1(e), 240.13D-1(f) or 240.13-1(g),
check the following box  [ ].

     NOTE: Schedules filed in papers format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                            (Page 1 of   5   Pages)

                                  SCHEDULE 13D

CUSIP No.     847660107000                         Page    2    of     6   Pages
          ----------------------                       ---------  ---------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Peter Nisselson
-------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a) [ ]
                                                                                               (b) [ ]

-------------------------------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS

     PF
-------------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

-------------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                    754,652
  NUMBER OF     ---------------------------------------------------------------------------------------
   SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY            0
    EACH        ---------------------------------------------------------------------------------------
  REPORTING     9  SOLE DISPOSITIVE POWER
 PERSON WITH
                    754,652
                ---------------------------------------------------------------------------------------
                10  SHARED POSITIVE POWER

                      0
-------------------------------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               754,652
-------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           [ ]

-------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               37.3%
-------------------------------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

               IN
-------------------------------------------------------------------------------------------------------

 Item 1.  Security and Issuer
          -------------------

          Common Shares, $1.00 par value per share, of Star Struck, Ltd., which has its principal executive offices at 1865 Palmer Avenue, Larchmont, NY 10538.

Item 2.   Identity and Background
          -----------------------

          (a)  Peter Nisselson.

          (b) 1865 Palmer Avenue, Larchmont, NY 10538.

          (c) Chairman of the Board, Director and Secretary of Star Struck, Ltd.

          (d)-(e) Mr. Nisselson has not during the last five years been convicted of a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  U.S. citizenship.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Between April 1, 1999 and February 24, 2000, Mr. Nisselson acquired 21,300 shares for an aggregate purchase price of $72,300. All funds for such purchases were obtained from personal funds of Mr. Nisselson.



                               Page 3 of 5 Pages

Item 4.   Purpose of Transaction
          ----------------------

          The purpose of the transactions is to increase the number of shares owned by Mr. Nisselson and held for investment purposes.

          Mr. Nisselson may from time to time purchase additional shares in the public market.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a)  754,652 shares, constituting 37.3%.

          (b) Items 7, 8, 9 and 10 of the second part of the cover page are hereby incorporated by reference.

          (c) Between April 1, 1999 and February 24, 2000, Mr. Nisselson made the following purchases:

      Date of                   Number of                    Price
      Transaction                Shares                   per share($)
      -----------               ---------                 ------------

      2/23/00                      14,500                   3.00
      2/24/00                       9,600                   3.00
                                   ------
                                   24,100


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of
          the Issuer
          -------------------------------------------

          On October 22, 1984, Mr. Nisselson, as a member of the Speed-O-Print Business Machines Investors Group, consisting of Mr. Nisselson, Lawrence J. Goldstein, the L. J. Goldstein & Company Pension Plan, the Keogh Plan for Lawrence J. Goldstein, the Individual Retirement Account of Lawrence J. Goldstein, Jack T. Schwartz and Roz-Dave Corp., a Delaware Corporation (the "Group"), entered into an agreement (the "Agreement") with

                               Page 4 of 5 Pages

Speed-O-Print Business Machines Corporation (the "Company"), Mr. Abe Samuels, the President of the Company ("Samuels") and the trustees of a trust established by Samuels (the "Samuels Trust"). The Group was granted a right of first refusal with respect to any proposed sale to a third party of the Shares in a block transaction (as such term is defined in the Agreement). Mr. Nisselson has no currently effective contract arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, loans, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          None.
                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2000


                                            /s/ Peter Nisselson
                                           ----------------------------
                                                 Peter Nisselson


                               Page 5 of 5 Pages